Exhibit 99.3

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR

DISSEMINATION IN THE UNITED STATES

Curaleaf Announces C$16 Million Underwritten Offering of Subordinate Voting Shares

NEW YORK, September 28, 2023 – Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) (“Curaleaf” or the “Company”), a leading U.S. provider of consumer products in cannabis, announced today the pricing of its previously announced marketed offering (the "Offering") of subordinate voting shares (the "Offered Securities") of the Company at a price of C$6.00 per Offered Security. Canaccord Genuity, who is acting as the sole underwriter and bookrunner for the Offering, has agreed to purchase 2,700,000 Offered Securities from the Company for total gross proceeds to the Company of C$16,200,000.

The Offered Securities will be offered in each of the Provinces of Canada, other than Québec, pursuant to a prospectus supplement to the Company's base shelf prospectus dated December 30, 2022 (the "Prospectus") and in the United States on a private placement basis to "qualified institutional buyers" pursuant to exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and applicable state securities laws. The prospectus supplement is expected to be filed on September 28, 2023.

The closing date of the Offering is expected to be October 3, 2023, and will be subject to market and other customary conditions, including requirements of the Canadian Securities Exchange.

The Company is making the Offering: (i) to satisfy a condition required for a potential listing of the subordinate voting shares on the Toronto Stock Exchange (“TSX”) and plans to use a portion of the proceeds of the Offering to fund working capital requirements of its international business operated by Curaleaf Holdings International; and (ii) for general corporate purposes of the Company.

Copies of the Prospectus, following filing thereof, may be obtained on SEDAR+ at www.sedarplus.ca under the Company’s profile and from Canaccord Genuity Corp., 40 Temperance Street, Suite 2100, Toronto, ON M5H 0B4. The Prospectus will contain important detailed information about the Company and the proposed Offering. Prospective investors should read the Prospectus and the other documents the Company has filed under its issuer profile on SEDAR+ at www.sedarplus.ca before making an investment decision.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Offered Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws. Accordingly, the Offered Securities may not be offered or sold within the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws. This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any securities of the Company in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Curaleaf Holdings, Inc.

Curaleaf is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, and Grassroots provide industry-leading service, product selection and accessibility across the medical and adult use markets. In the United States, Curaleaf currently operates in 19 states with 152 dispensaries, and employs nearly 5,500 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

Forward Looking Statements

This news release contains forward–looking statements and forward–looking information within the meaning of applicable securities laws (collectively, “forward–looking statements”). These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved, and include, among other matters, statements regarding the size, the completion, and the use of the net proceeds of, the Offering, and expectations regarding a potential listing of the subordinate voting shares on the TSX or the realization of the corporate reorganization such listing would entail. Such forward-looking statements reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed May 1, 2023, which is available under the Company's SEDAR+ profile at http://www.sedarplus.ca, and in other filings that the Company has made and may make with applicable securities authorities in the future. While it currently is the Company’s intent and objective to apply to list the subordinate voting shares on a Canadian national stock exchange such as the TSX, there is currently no guarantee that the Company will be successful in doing so, nor can the Company guarantee that it will be able to effect the necessary reorganization of its operations in a satisfactory manner or at all, to meet the initial listing requirements of the TSX or that the Company would be eligible to post the subordinate voting shares for trading on such exchange at all. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward looking statements contained in this press release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release

Contacts

Investor Contact

Curaleaf Holdings, Inc.

Camilo Lyon, Chief Investment Officer

ir@curaleaf.com

Media Contact

Curaleaf Holdings, Inc.

Tracy Brady, SVP Corporate Communications

media@curaleaf.com